UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2020.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
For the transition period from _____ to _____.

Commission file number: 001-01185

A.   Full title of the plan and the address of the plan, if different from that of the
issuer named below:

General Mills 401(k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of
its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426



GENERAL MILLS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019

(With Independent Auditor's Report Thereon)

GENERAL MILLS 401(k) PLAN

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditor's Report

To the Plan Participants, Plan Administrator, and the Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Plan:

Report on the Financial Statements

We have audited the accompanying financial statements of General Mills 401(k) Plan, which comprise the statements of net assets available for benefits as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in accordance with U.S. generally accepted accounting principles.



Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 is presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
June 1, 2021

2

GENERAL MILLS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets:		
Investments:		
Investment in Investment Trust (Notes 4 and 5)	$ 4,155,248,589	3,684,480,408
Directed brokerage fund (Note 3)	204,564,293	146,067,318
Total investments	4,359,812,882	3,830,547,726
Receivables:		
Employer contributions	15,316,960	11,968,457
Participant contributions	563,916	458,999
Notes receivable from participants	24,870,721	26,057,311
Total receivables	40,751,597	38,484,767
Net assets available for benefits	$ 4,400,564,479	3,869,032,493

See accompanying notes to financial statements.

GENERAL MILLS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2020

Net investment income:		
Plan's interest in change in Investment Trust	$	543,823,529
Net realized gain on directed brokerage fund		18,068,268
Net unrealized gain on directed brokerage fund		23,414,732
Total net investment income		585,306,529
Interest income on notes receivable from participants		1,550,598
Contributions:		
Employer		81,768,470
Participants		124,000,235
Participant rollovers		8,683,179
Total contributions		214,451,884
Deductions from net assets:		
Administrative expenses		(4,011,069)
Distributions to participants/beneficiaries		(290,901,700)
Total deductions		(294,912,769)
Net increase in net assets before transfers		506,396,242
Transfers in		25,135,744
Net assets available for benefits at beginning of year		3,869,032,493
Net assets available for benefits at end of year	$	4,400,564,479

See accompanying notes to financial statements.

(1) Description of the Plan

(a) General

The following brief description of the General Mills 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description and the plan document for more complete information.

The Plan invests in the General Mills Investment Trust (Investment Trust).

The Plan is a defined contribution employee benefit plan sponsored by General Mills. The Plan is designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Trustee and Administration of the Plan

The trustee and custodian of the Plan and the Investment Trust is Bank of New York Mellon (Mellon Trust). Investment managers each manage a portion of the Investment Trust and make investment decisions for the assets of such fund(s) for which they are responsible within specific guidelines established by the Benefit Finance Committee.

The named administrative fiduciary for the Plan is the Vice President of Compensation and Benefits. The Benefit Finance Committee is the named financial fiduciary for the Plan.

(c) Contributions

The Plan includes an auto-enrollment provision, whereby all newly eligible non-union employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% or 8%, based on production status and date of hire, of eligible compensation and their contributions invested in a designated target date fund until changed by the participant. The Plan also includes an automatic annual increase, where the contribution rate will automatically increase by 1% each year until it reaches 10%. The employee will be given the opportunity to decline or make changes.

Under the Plan, non-union non-highly compensated employees of General Mills may elect to contribute up to 50% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 50% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 80%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, non-union highly compensated employees of General Mills may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 15% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 65%. Catch-up contributions alone cannot be greater than 50%.

(Continued)

Under the Plan, union non-highly compensated employees of General Mills may elect to contribute up to 30% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 30% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 80%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, union highly compensated employees of General Mills may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 15% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth and catch-up contributions cannot exceed 65%. Catch-up contributions alone cannot be greater than 50%.

The Plan provides for matching contributions and/or allocations by the Company, as defined by the Plan.

For non-union nonproduction employees hired on or before May 31, 2013 and for non-union production employees hired on or before December 31, 2017, the Company will match 50% of every dollar contributed up to 6% of earnable compensation. In addition, the Company may add up to another 50% of every dollar contributed up to 6% of earnable compensation after the close of each fiscal year, as an annual variable match. The amount of the variable match is based on the Company's achievement of certain performance goals.

For non-union nonproduction employees hired on or after June 1, 2013, and for non-union production employees hired on and after January 1, 2018, the Company will match 100% of every dollar contributed up to 4% of earnable compensation and 50% of every dollar contributed for the next 4% of earnable compensation. In addition, each calendar year the Company will make a contribution based on an employee's age, years of service, and prior year's earnable compensation.

For union employees, the Plan may provide for auto-enrollment, automatic increase, matching contributions and/or allocations by the Company based on the collective bargaining agreement.

Contributions are subject to certain Internal Revenue Code ("IRC") limitations.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, Company matching contributions (if applicable), annual Company allocation (if applicable) as well as allocations of the Company's profit sharing contribution (if applicable) and fund earnings. Fund returns are reduced by administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Vesting and Payment of Benefits

If a participant retires, dies while an active employee, or becomes disabled, or if a participant's employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company's Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested in the Company matching contributions (if

(Continued)

applicable) and the annual Company allocation (if applicable). Terminated participants are entitled to a total distribution of the total vested account balance, or they may take partial withdrawals, or they may elect to receive periodic installment payments. If termination occurs before a participant is 100% vested, the portion of the Company matching contributions and the annual Company allocation that are not vested will be forfeited, and the participant will receive the current value of the participant's own after-tax, Roth, before-tax and rollover accounts, in addition to Company matching contributions and the annual Company allocation which are vested.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company's contributions vest in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year but less than 2 years	20 %
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

(f) Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance during the last 12 months; or half of the vested balance, minus the highest outstanding loan balance during the last 12 months, at the time the loan is requested. Participants may have only two outstanding loans at any time and only one of these can be a primary residence loan. Effective October 1, 2017, participants may have only one outstanding loan. Participants with two loans outstanding may continue to make loan repayments based on the terms of their loan. However, they are not eligible to take out new loans until all loans have been repaid. Loan terms range up to 54 months for a general-purpose loan and up to 120 months for a primary residence loan. Interest is paid at a constant rate equal to 1% over the prime rate as of the last business day of the prior month that the loan originated. Effective March 16, 2017, interest is paid on new loans at a constant rate equal to 2% over the prime rate as of the last business day of the prior month that the loan originated. Loan repayments are made directly through payroll deductions and then applied to interest and principal according to the payment schedule. In addition, a one-time loan origination fee of $75 is deducted from the account for each loan.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security ("CARES") Act was signed into law. Qualified individuals are those diagnosed with COVID-19 or have a spouse or dependent who have been diagnosed, or who experience "adverse financial consequences" as a result of a quarantine, furlough, lay-off, reduction in work hours, business closure, the lack of child care, or other factors due to the COVID-19 pandemic.

Section 2202(a) of the Act allows for qualified individuals to take up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request coronavirus related distributions under the CARES Act were from May 12, 2020 to December 31, 2020. The distributions without tax withholding made during 2020 may be returned to the Plan within three years, or if not returned, will be subject to ordinary taxation. Qualified individuals could also request a delay of note receivable repayments for repayments that occurred between May 12, 2020 and December 31, 2020. If a delay was granted, the participant's note was reamortized and included any interest accrued during the period of delay. In addition, pursuant to the CARES Act, qualified individuals who were currently receiving required minimum distributions had their 2020 payment automatically waived and participants who were due to receive the first required distribution in 2020 had their distribution automatically waived. The ability to waive a required minimum distribution and delay in note repayments and take a coronavirus-related distribution under the CARES Act ceased as of December 31, 2020.

(g) Forfeitures

Participants who terminate their employment with the Company forfeit the non-vested portion of the Company's contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited non-vested portion of the Company's contributions is restored to their plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $4 and $200, respectively. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses. For the year ended December 31, 2020, $1,763,619 was forfeited by participants and used to pay plan fees related to that year or offset Company contributions.

(h) Plan Termination

Although the Plan is intended to be ongoing, the Company reserves the right to modify or terminate the Plan at any time. In the event the Plan is terminated or partially terminated in the future or if there is a complete discontinuance of contributions to the Plan, participants will become fully vested in all amounts in their accounts.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(Continued)

(b) *Adoption of New Accounting Standards*

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement* (ASU 2018-13). ASU 2018-13 eliminates, amends and adds disclosure requirements and is applicable to all entities that are required under accounting principles generally accepted in the United States of America to disclose recurring and nonrecurring fair value measurements. ASU 2018-13 is effective for all reporting periods beginning after December 31, 2019, though early adoption is permitted for any eliminated or modified disclosure requirements. The Plan has adopted ASU 2018-13 as of January 1, 2020. The adoption did not have a material impact on the financial statements.

(c) *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(d) *Risks and Uncertainties*

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

On March 11, 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in the financial markets and having an impact on the global economy. As a result, there is heightened market risk in the Plan's investment portfolio. However, because the values of the Plan's investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

(e) *Concentration of Market Risk*

At December 31, 2020 and 2019, approximately 9% and 11%, respectively, of the Plan's net assets were invested in the common stock of General Mills, which is included in the Investment Trust. The underlying value of General Mills stock is entirely dependent upon the performance of General Mills and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(f) *Investments*

The statements of net assets available for benefits present the fair value of the Plan's investments, except for the fully benefit-responsive investment contracts in the Investment Trust, which are reported at contract value (see note 5). The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts in the Investment Trust.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average cost. Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

The investments of the Plan in the Investment Trust, except for the fully benefit-responsive investment contracts (see note 5), are reported at fair value (see note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan accounts for certain changes in net assets as follows:

- Dividends and interest, net realized and unrealized appreciation (depreciation), and administrative expenses of the pooled funds are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the market value of the underlying Investment Trust investment accounts.

- Net realized appreciation (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of weighted average cost to each investment manager's portfolio.

(g) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loan fees are paid by the participant, recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(h) Payment of Benefits

Benefits are recorded when paid.

(i) Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account at the time the loan is requested. Investment related expenses are included in net investment income.

(j) Plan Merger

Effective November 16, 2020, the Blue Buffalo Company 401(k) Plan was merged into the Plan. Net assets of $25,135,744 were transferred from the Blue Buffalo Company 401(k) Plan into the Plan as a result.

(Continued)

(k) Subsequent Events

Subsequent events have been evaluated through June 1, 2021, the date the financial statements were available to be issued. No significant matters were identified for disclosure during this evaluation.

(3) Investments

Participants, at their discretion, may direct their contributions to any of the investment options listed below, available through the Investment Trust or in a separate brokerage account.

Since October 2, 2017, the following investment options are available:

U.S. Equity Funds	International Equity Funds	Target Retirement Funds
Diversified U.S. Equity	Diversified International Equity	Target Retirement Date Income
Diversified U.S. Equity Index	Diversified International Equity Index	2015 Target Retirement Date
General Mills Stock		2020 Target Retirement Date
		2025 Target Retirement Date
	Fixed Income Funds:	2030 Target Retirement Date
	Stable Value	2035 Target Retirement Date
Other:	Core Bond	2040 Target Retirement Date
Multi-Asset Class Fund		2045 Target Retirement Date
Schwab Personal Choice Retirement Account		2050 Target Retirement Date
(Self Directed Brokerage)		2055 Target Retirement Date
		2060 Target Retirement Date
		2065 Target Retirement Date

Beginning September 30, 2017, a 20% limit was placed on the General Mills Company Stock and ESOP Funds ("Company Stock") within the 401(k) Plan.

The Plan's estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets (level 1) and the lowest priority to unobservable inputs (level 3). The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety. The three levels of the hierarchy under FASB Accounting Standards Codification (ASC) 820 are as follows:

- Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

(Continued)

- Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

- Level 3 – Valuations based on models where significant inputs are not observable.

The following table summarizes the Plan's investments, excluding the Investment Trust, that were accounted for at fair value within the fair value hierarchy of ASC 820, as of December 31, 2020 and 2019:

| | | **2020** | | |
Description	Level 1	Level 2	Level 3	Total
Directed brokerage fund, at fair value	$ 203,997,351	566,942	—	204,564,293

| | | **2019** | | |
Description	Level 1	Level 2	Level 3	Total
Directed brokerage fund, at fair value	$ 145,334,155	733,163	—	146,067,318

The directed brokerage fund holds investments in short-term investments, debt securities, common and preferred stock, registered investment companies, and common/collective trusts. See the valuation methodologies for these investments in note 4.

The Plan recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between Level 1 and 2 during the years ended December 31, 2020 and 2019.

(4) Investment Trust

A portion of the Plan's investments are held in the Investment Trust, a master trust which was established for the investment of assets of the Plan and several other General Mills sponsored retirement Plans. Each participating retirement Plan has a divided interest in the Investment Trust. Mellon Trust is the trustee and custodian of the Investment Trust. Investment managers each manage a portion of the Investment Trust and make investment decisions for the assets of such fund(s) for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of the Investment Trust are accounted for utilizing the following accounting methodologies:

- Short-term investments largely consist of a collective trust fund valued at net asset value (NAV) daily by the fund with the ability to redeem daily at that price. For these funds, NAV is considered to be the readily determinable fair value and is supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant NAV of $1.00 per unit. In the event that a significant disparity develops between the constant NAV and the fair value-based NAV of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the fund's unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund's unit holders, may direct that units be issued or redeemed at the fair value-based NAV until such time as the disparity between the fair value-based and the constant NAV per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. They have a daily redemption frequency and a daily redemption notice period. There are no unfunded commitments to such funds at December 31, 2020 and 2019.

- Common and preferred stocks are valued by the trustee at closing prices on the valuation date.

- Certain common/collective trusts (CCTs) are valued at NAV daily by the funds with the ability to trade at that price at least weekly. For these CCTs, NAV is considered to be readily determinable fair value. Other common/collective trusts are valued based on NAV, as reported by the funds, which is used as a practical expedient to estimate fair value and are therefore excluded from the fair value table. These CCTs have a redemption frequency ranging from daily to quarterly and a redemption notice period ranging from daily to 60 days. There are no unfunded commitments to such funds at December 31, 2020 and 2019.

- Investments in registered investment companies traded on national exchanges are valued by the trustee at the closing price on the valuation date. If not traded on national exchanges, they are valued based on the net asset value, which is considered to be the readily determinable fair value provided by the investment manager.

- Investments in fully benefit-responsive contracts are valued based on the contract value, as discussed in note 5.

- Positions in bond futures contracts are marked to market daily based on national exchanges and are valued by the trustee at unadjusted closing prices on the valuation date. Gains and losses are reflected on a daily basis.

- Option contracts are valued daily based on national exchanges and are valued by the trustee at closing prices on the valuation date. Unrealized appreciation or depreciation is recorded on a daily basis.

(Continued)

The following table summarizes the Investment Trust's investments that were accounted for at fair value within the fair value hierarchy of ASC 820 as of December 31, 2020 and 2019:

	2020			
Description	Level 1	Level 2	Level 3	Total
Investment Trust Assets, at fair value:				
Short-term investments	$ —	48,991,588	—	48,991,588
Common and preferred stock	1,614,296,868	—	—	1,614,296,868
General Mills, Inc. common stock	416,737,003	—	—	416,737,003
Common/collective trusts	—	3,411,946,482	—	3,411,946,482
Registered investment companies	—	887,321	—	887,321
Futures	11,258	—	—	11,258
Total Investment Trust Assets in the fair value hierarchy	$ 2,031,045,129	3,461,825,391	—	5,492,870,520
Investments measured at net asset value (a)				618,098,136
Total investments				$ 6,110,968,656

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

	2019			
Description	Level 1	Level 2	Level 3	Total
Investment Trust Assets, at fair value:				
Short-term investments	$ —	67,656,949	—	67,656,949
Common and preferred stock	1,481,101,463	—	—	1,481,101,463
General Mills, Inc. common stock	416,685,713	—	—	416,685,713
Common/collective trusts	—	2,926,008,145	—	2,926,008,145
Futures	3,527	—	—	3,527
Written options	(530,240)	—	—	(530,240)
Total Investment Trust Assets in the fair value hierarchy	$ 1,897,260,463	2,993,665,094	—	4,890,925,557
Investments measured at net asset value (a)				527,432,033
Total investments				$ 5,418,357,590

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

(Continued)

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2020 and 2019

There was no Level 3 investment activity during the years ended December 31, 2020 and 2019.

The Investment Trust recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between levels 1, 2, or 3 during the years ended December 31, 2020 and 2019.

Net assets, net investment income (loss), and gains and losses of the Investment Trust are allocated to the pension and savings plans based on each plan's interest in the investment funds of each pool of assets within the Investment Trust.

The following table summarizes the net assets of the Investment Trust as of December 31, 2020 and 2019:

| | 2020 | | 2019 | |
	Investment Trust	Plan's Interest	Investment Trust	Plan's Interest
Investments, at fair value and NAV:				
Short-term investments	$ 48,991,588	30,252,693	67,656,949	35,367,745
Common and preferred stock	1,614,296,868	547,568,251	1,481,101,463	514,441,666
General Mills, Inc. common stock	416,737,003	416,329,904	416,685,713	416,462,274
Common/collective trusts	4,005,549,271	2,715,038,812	3,431,054,656	2,320,982,157
Investment in pooled funds	24,495,347	24,495,347	22,385,522	22,385,521
Registered investment companies	887,321	887,321	—	—
Futures	11,258	4,126	3,527	1,313
Written options	—	—	(530,240)	(197,354)
Total investments, at fair value and NAV	6,110,968,656	3,734,576,454	5,418,357,590	3,309,443,322
Fully benefit-responsive investment contracts, at contract value	427,556,094	415,028,700	381,751,788	369,039,453
Total investments	6,538,524,750	4,149,605,154	5,800,109,378	3,678,482,775
Interest and dividends receivable	3,769,414	975,084	5,063,369	1,330,531
Net receivable for unsettled investment activity	3,610,279	4,799,255	12,113,400	5,411,904
Other payables, net	(358,946)	(130,904)	(472,930)	—
Payable upon return of securities loaned	—	—	(2,107,063)	(744,802)
Net assets	$ 6,545,545,497	4,155,248,589	5,814,706,154	3,684,480,408

(Continued)

The following table summarizes the net investment income of the Investment Trust for the year ended December 31, 2020:

Investment income:		
Net change in fair value of investments	$	1,007,868,819
Interest		5,581,809
Dividends		34,746,654
Net investment income	$	1,048,197,282

(5) Fully Benefit-Responsive Investment Contracts

The Investment Trust contains investments in synthetic investment contracts that meet the definition of fully benefit responsive stable value funds issued by insurance companies and other financial institutions. The synthetic investment contracts are with American General Life Insurance Company, Massachusetts Mutual Life Insurance Company, Transamerica Premier Life Insurance Company, and Prudential Insurance Company of America. The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the companies. The contract value of the synthetic investment contracts at December 31, 2020 and 2019 was $427,556,094 and $381,751,788, respectively. These contracts meet the fully benefit responsive investment contract criteria and therefore are reported at contract value in the financial statements. Contract value is the relevant measure for fully benefit responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Investment Trust. Contract value represents contributions made under the contract, plus earnings, less withdrawals, and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Investment Trust owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Investment Trust in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Investment Trust. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contracts held by the Investment Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between fair value and book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, synthetic investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

Synthetic investment contracts generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

- material amendments to the Investment Trust's structure or administration
- changes to the participating plans' competing investment options including the elimination of equity wash provisions
- complete or partial termination of the Investment Trust, including a merger with another fund
- the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
- the redemption of all or a portion of the interests in the Investment Trust held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor's establishment of another tax-qualified defined-contribution plan
- any change in law, regulation, ruling, administrative or judicial position, or accounting requirement applicable to the Investment Trust or participating plans
- the delivery of any communication to plan participants designed to influence a participant not to invest in the Investment Trust

At this time, management does not believe that the occurrence of any such market value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Synthetic investment contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals $0. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals $0.

In addition, if the Plan defaults in its obligations under the synthetic investment contract (including the issuer's determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination.

(6) Company Stock Fund

The Company Stock Fund, a unitized fund, which is available to plan participants through the Investment Trust, consists of common stock of General Mills and cash for dividends, fractional shares, and liquidity needs. At December 31, 2020 and 2019, the fair value of the shares held by the Investment Trust was $158,989,555 and $158,124,277, respectively, and the number of shares held by the Investment Trust was 2,703,904 and 2,952,283, respectively. At December 31, 2020 and 2019, the value of the cash held by the Investment Trust was $435,902 and $600,731, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan. The Company Stock Fund is managed by an independent fiduciary, State Street Global Advisors.

(7) Employee Stock Ownership Plan (ESOP) Fund

The ESOP Fund, a unitized fund, which is available to certain plan participants through the Investment Trust, consists of common stock of General Mills and cash for dividends and fractional shares. Cash dividends on common stock of General Mills are reinvested in the ESOP Fund unless elected by the participant to receive a cash distribution. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund. Participants may then elect to transfer balances from the ESOP Fund to any of the Plan's other investment funds, except the Company Stock Fund (note 6). However, no amounts may be transferred from any of the other investment funds into the ESOP Fund. At December 31, 2020 and 2019, the market value of the shares held by the Investment Trust was $, 257,104,823 and $258,561,436, respectively, and the number of the shares held by the Investment Trust was 4,372,531 and 4,827,510, respectively. The ESOP Fund is managed by an independent fiduciary, State Street Global Advisors.

(8) Federal Income Tax Status

The Plan obtained its latest determination letter on October 5, 2016 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2017.

(9) Parties in Interest

Mellon Trust is a party in interest with respect to the Plan. In the opinion of the Plan's management, all transactions between the Plan and Mellon Trust are exempt from being considered as prohibited transactions under the ERISA Section 408(b).

The Company is a party in interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP Fund. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the years ended December 31, 2020 was $150,483. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

Alight Solutions (formerly known as Aon Hewitt) is a party in interest with respect to the Plan. Alight Solutions is the recordkeeper of the Plan. In the opinion of the Plan's management, all transactions between the Plan and the recordkeeper during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

Charles Schwab acts as the Broker for the self-directed brokerage account. In the opinion of the Plan's management, all transactions between the Plan and the Broker during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Plan also has investment managers that are parties in interest with respect to the Plan. In the opinion of the Plan's management, all transactions between the Plan and the investment managers during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

GENERAL MILLS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

EIN: 41-0274440
Plan Number: 002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Plan's interest in Investment Trust	Investments in three pooled funds that consist of Investment Trust investment accounts and investments in common stock of the Company		$ 4,155,248,589
*	Directed brokerage fund	Directed brokerage fund with investments directed by participants in the Plan		204,564,293
**	Notes receivable from participants	Participant loan fund (3,165 loans outstanding with interest rates ranging from 4.25% to 9.5% with maturities through October 2030)	$ —	24,870,721
	Total			$ 4,384,683,603

* Cost information may be omitted for plan investments which are participant-directed.

** Party-in-interest as defined by ERISA

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL MILLS 401(k) PLAN

By ___Kate Behring___

Kate Behring, Administrative Fiduciary

Date: June 1, 2021

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP.

EXHIBIT 23



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (Nos. 2-50327, 2-95574, and 33-27628) on Form S-8 of General Mills, Inc. of our report dated June 1, 2021, with respect to the statements of net assets available for benefits of the General Mills 401(k) Plan as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020 and the related notes (collectively, the "financial statements"), and the supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, which report appears in the December 31, 2020 annual report for Form 11-K of the General Mills 401(k) Plan.

KPMG

Minneapolis, Minnesota
June 1, 2021